Filed by BBTT

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

SEC File No.: 333-289035-01

Date: June 11, 2026

Btab Launches Strategic Alliance Initiative to Activate Its Global Network of More Than 300,000 Businesses as AI-Powered Commerce Partners

SYDNEY, AUSTRALIA and NEW YORK, NY, June 10, 2026 – Btab Ecommerce Group, Inc. (OTC: BBTT) (“Btab” or the “Company”), a global ecommerce and technology company, today announced the launch of its Strategic Alliance Initiative, a major expansion of the Company’s AI commerce strategy designed to activate its network of more than 300,000 small and medium businesses (“SMBs”) as product-selling partners within Btab’s owned and operated commerce ecosystem.

Over the past decade, more than 300,000 small and medium businesses globally have used Btab’s network platforms to market and promote their products and services. The Btab Network currently attracts millions of visitors monthly from more than 70 countries across its growing ecosystem of ecommerce, social commerce, and business platforms.

The Company believes the emergence of Agentic AI, autonomous systems capable of managing complex multi-step operations at scale, now allows Btab to accelerate the commercial activation of the infrastructure and network it has spent years developing.

Unlike traditional marketplaces that primarily charge listing or subscription fees, Btab’s Strategic Alliance model is structured as a commercial partnership. Btab plans to provide participating businesses with ecommerce storefronts, AI-powered selling tools, product supply, logistics coordination, and fulfillment services, all managed by the Company on behalf of its partners. In return, Btab participates in the commercial upside generated through the network, creating a model designed to align the Company’s growth directly with the success of participating businesses. Partners are not required to make significant upfront investments to participate.

The Company believes participating businesses may have the opportunity to generate meaningful incremental product sales through the ecosystem over time. Btab believes that annual product sales of approximately US$100,000 per participating business may be achievable for many resellers if they are provided with the right products, AI-powered tools, ecommerce infrastructure, supply chain support, and customer reach through the Btab ecosystem, although actual results may vary significantly. With a network of more than 300,000 potential partner businesses, the Company believes that even partial activation of the network could represent a significant long-term transaction opportunity. The Company is not providing specific financial guidance at this time.

The initiative is open to existing Btab platform users as well as new entrepreneurs seeking to build ecommerce businesses through the Btab ecosystem.

“With the advancement of Agentic AI, we believe we are entering a new era where global commerce infrastructure can scale faster and more efficiently than ever before,” said Binson Lau, CEO of Btab. “What makes Btab different is that we are not starting from zero. We already have businesses using our platforms, operational infrastructure, ecommerce systems, supply chain capabilities, and a growing global ecosystem. We believe the foundation we have built over many years positions us strongly for long-term expansion.”

Manufacturer demand across Asia, the United States, and Europe has been strong, with Btab receiving growing inbound interest from producers seeking scalable distribution channels in an increasingly competitive global market. Under the alliance model, Btab manages supply chain operations on behalf of participating manufacturers, handling product sourcing, inventory coordination, and fulfillment, giving manufacturers immediate access to a reseller network of more than 300,000 businesses without the operational complexity of managing those relationships independently. The Company expects to formalize relationships with thousands of manufacturers globally as the initiative scales, building a diversified supply network spanning multiple product categories and geographies.

The Strategic Alliance Initiative is built entirely on Btab’s owned and operated platform infrastructure, encompassing digital commerce platforms, supply chain operations, warehousing capabilities, manufacturer relationships, and ecommerce technologies developed and refined over more than a decade. The Company believes this integrated infrastructure provides significant operational advantages as it scales the initiative globally, reducing dependency on third-party platforms and enabling faster, lower-cost execution.

Btab also expects continued development across its AI and ecommerce technology platforms, including AI-driven applications and digital commerce solutions within the broader Btab ecosystem, such as Btab.app and Btab.chat.

Btab has identified Agentic AI as a critical enabler of the initiative’s speed and efficiency. By automating supply chain coordination, partner onboarding, ecommerce operations, and customer engagement at scale, the Company believes Agentic AI allows it to deploy and manage a commerce network of this scale more efficiently and at lower cost than traditional operational models.

The Company believes global commerce is entering a significant transition period driven by AI automation, shifting consumer behavior, rising operating costs, and increasing demand for scalable digital infrastructure. Btab’s integrated model, combining ecommerce platforms, supply chain management, AI-powered tools, and reseller enablement, is designed to support SMBs and entrepreneurs in adapting to and benefiting from this evolving environment. Btab stated that the Strategic Alliance Initiative represents a defining milestone in the Company’s long-term strategy of building a scalable, AI-powered global commerce infrastructure focused on supporting small and medium businesses worldwide.

About Btab Ecommerce Group, Inc.

Btab Ecommerce Group (OTC: BBTT) is a global ecommerce and technology company focused on building a scalable commerce ecosystem that connects manufacturers, suppliers, entrepreneurs, and digital storefronts worldwide. The Company operates a growing network of digital platforms, product supply chains, warehouses, and business services supported by AI-powered technology.

From product sourcing and ecommerce storefront creation to logistics, marketing, and fulfillment, Btab provides an integrated ecosystem designed to help businesses scale and compete in the digital economy. Through its global commerce network, Btab connects manufacturers, wholesalers, resellers, and entrepreneurs to support efficient distribution and long-term growth.

For additional information, visit https://btabcorp.com

Cautionary Statement About Forward-Looking Statements

This press release includes forward-looking statements regarding, among other things, the plans, strategies, and prospects, both business and financial, of Btab. We have based these forward-looking statements on our current expectations and projections about future events, including the future plans and potential success of the business. Although we believe that our plans, intentions, and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions, or expectations. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events, or results of operations, are forward-looking statements. These statements may be preceded by, followed by, or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control.

These forward-looking statements regarding future events and the future results of IWAC and Btab are based upon estimates and assumptions that, while considered reasonable by IWAC, Btab, and their respective management teams, are inherently uncertain and subject to risks, variability and contingencies, many of which are beyond IWAC or Btab’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement or other definitive agreements in connection thereto; the outcome of any legal proceedings that may be instituted against IWAC, Btab or others following the announcement of the business combination and any definitive agreements with respect thereto; failure to obtain financing to complete the business combination or to satisfy other conditions to closing; delays or failures to obtain necessary regulatory approvals required to complete the business combination or related transactions; changes to the proposed structure of the business combination as a result of applicable laws, regulations or conditions; projections, estimates and forecasts of revenue and other financial and performance metrics; projections about industry trends and market opportunity; Btab’s ability to scale and grow its business; the cash position of Btab following closing of the business combination; the ability to meet listing standards in connection with, and following, the consummation of the business combination the risk that the business combination disrupts current plans and operations of Btab as a result of the announcement and consummation of the business combination; Btab’s ability to source and maintain key relationships with management and key employees; costs related to the business combination; changes in applicable laws and regulations; political and economic developments and market volatility; and other risks and uncertainties set forth under “Risk Factors” and other documents filed, or to be filed, with the SEC by IWAC and/or Btab, including the Registration Statement that IWAC and Btab filed in connection with the business combination.

If any of these risks materialize or Btab’s assumptions prove incorrect, actual results could differ materially from the results implied by the forward-looking statements. There may be additional risks that Btab or IWAC do not presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of Btab or IWAC reflect the expectations, plans or forecasts of future events and views of Btab and IWAC and speak only as of the date they are made. Neither Btab nor IWAC undertake any obligation to update any forward-looking statements to reflect any changes in their respective expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. These forward-looking statements should not be relied upon as representing Btab’s or IWAC’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of any proposed transaction. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Media Contact
Mr. Binson Lau, CEO
ir@btabcorp.com

https://btabcorp.com